

October 5, 2012

Via E-mail
Dror Svorai
Chief Executive Officer
Onteco Corporation
19495 Biscayne Blvd.
Suite 411
Aventura, FL 33180

> **Re: Onteco Corporation**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed October 4, 2012**
> **File No. 000-53104**

Dear Mr. Svorai:

We have reviewed your revised information statement and response letter dated October 4, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to comment 1 of our letter dated September 27, 2012. We understand that you intend to file a registration statement regarding the shares issued by NexPhase to the shareholders, but please provide your analysis as to why you are not required to register the anticipated spin-off as a primary offering *to the public*. The registration statement should be for a fixed price and should list the current shareholders of Onteco as underwriters of the shares offered to the public.

Security Ownership of Executive Officers, Directors and Five Percent Shareholders, page 11

2. We note paragraph (c) of your response to comment 3 of our letter dated September 27, 2012. Please revise your disclosure to include a description of the material terms of the share agreement with Cyber Centers Corporation, including a description of Cyber

Centers' business. Please also explain how the board determined that the shares should be issued to the shareholders of Cyber Centers prior to the finalization of the share exchange agreement. Finally, please tell us the date that the shares were issued.

3. Please revise to include a column showing the percentages of the Series A preferred shares owned. Refer to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Diane D. Dalmy, Esq.